

Mail Stop 4631

February 29, 2016

Via E-Mail
Michael B. Polk
President and Chief Executive Officer
Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, GA 30328

Re: Newell Rubbermaid Inc.
       Amendment No. 1 to Registration Statement on Form S-4
       Filed February 17, 2016
       File No. 333-208989

Dear Mr. Polk:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 10, 2016 letter.

Newell Rubbermaid Unaudited Prospective Financial Information

Newell Rubbermaid Unaudited Financial Forecasts, page 123

1. We note your response to comment number 19 in our letter dated February 10, 2016. Please expand your disclosure to state that your projections include an estimated $2 million of annual expenses and their nature (e.g. care and maintenance) and that the projections also do not include any estimated cash basis income. It's unclear to us how the amounts considered in your projections does not represent a cessation of activities given the lack of revenues, direct expenses or other costs and cash basis income in your assumptions. Please clarify your operating activity assumptions in your disclosure.

<u>Unaudited Pro Forma Condensed Combined Financial Statements</u>

<u>Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations</u>

<u>Note (A) Cost of Products Sold, page 184</u>

2. We note your response to comment number 22 in our letter dated February 10, 2016, including your recitation of the guidance found in Rule 11-02(b)(5) of Regulation S-X and we are unable to agree with your conclusion. Please note, the notion of continuing impact is intended to mean the adjustment recurs over multiple accounting periods and is not a one-time accounting event. Whether or not the recurring accounting recognition extends over a period greater than 12 months is not determinative. Given your separate disclosure to the amount in accordance with Rule 11-02(b)(5), it appears you have concluded the amount is material. As such, please revise your pro forma presentation to include the cost of sales adjustment in your pro forma presentation

<u>Opinions of Newell Rubbermaid's Financial Advisors, page 87</u>

3. We note your response to comment 16 in our letter dated February 10, 2016. We also note disclosure that Barclays did not exclude any transactions meeting its criteria from its analysis. Please revise to disclose whether Goldman Sachs and Centerview excluded any companies or transactions meeting their criteria from their analyses and if so, the reasons for doing so.

You may contact Kevin Stertzel, Staff Accountant at (202) 551-3723 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
        Joel May, Esq.
        Michael R. Peterson, Esq.
        Bradford R. Turner, Esq